FORM 8 - A

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            ____________________

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           Lilly Industries, Inc.
           ______________________________________________________
           (Exact name of registrant as specified in its charter)


          Indiana                            35-0471010
     (State of incorporation              (I.R.S. Employer
       or organization)                  Identification No.)

     733 South West Street, Indianapolis, Indiana      46225
     (Address of principal executive offices)        (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

     Class A Common Stock,
     Without Par Value             New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)

     Item 1.   Description of Registrant's Securities
               to be Registered

               Class A Common Stock, Without Par Value

               The capital stock of Lilly Industries, Inc. (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Class A Common Stock without par value. The Company currently has authorized 48,500,000 shares of Class A Common Stock, and 1,500,000 shares of Class B Common Stock. As of August 31, 1995, 22,286,147 shares of Class A Common Stock and 353,512 shares of Class B Common Stock were issued and outstanding. There were approximately 2,080 holders of record of shares of the Company's Class A Common Stock and 75 holders of record of shares of the Company's Class B Common Stock on that date.

               Each share of Class A Common Stock and Class B Common Stock carries equal dividend rights, entitling the holder of a share to receive its proportionate share of such dividends as the Board of Directors of the Company may lawfully declare. Each share of Class A Common Stock and Class B Common Stock also carries equal rights upon dissolution, entitling the holder thereof to share ratably in those assets remaining after creditors of the Company have been paid.

               The holders of Class A Common Stock possess only limited voting rights. They are entitled, voting separately as a class, to elect two directors when the Board of Directors consists of nine or fewer directors and to elect four directors when the Board of Directors consists of ten or more directors. They are also entitled, voting separately as a class, by the vote of the holders of two-thirds in amount of the Class A Common Stock, to vote upon any proposal to amend the Articles of Incorporation to increase the number of authorized shares of Class B Common Stock. In addition, they are entitled to vote in common with the Class B Common Stock (each share of Class A Common Stock and Class B Common Stock having one vote) upon the merger, consolidation or dissolution of the Company, the sale of substantially all its assets, and upon certain amendments of the Articles of Incorporation involving a recapitalization or other reclassification of the Company's shares. The holders of Class A Common Stock possess no other voting rights.

               The authorized number of shares of Class A Common Stock may be increased either by the vote of the holders of two-thirds in amount of the Class B Common Stock alone or by the votes, separately by class, of the holders of two-thirds in amount of the Class A Common Stock and the Class B Common Stock. If the authorized number of shares of Class A Common Stock is increased by the vote of the holders of the Class B Common Stock alone, then the holders of both classes possess equal preemptive rights, share for share, with respect to the additional shares of Class A Common Stock authorized. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock possess any other preemptive rights.

               All remaining rights are possessed by the holders of Class B Common Stock. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. All of the shares of Class A Common Stock are fully paid and non-assessable.

               Shares of Class B Common Stock are held only by individuals who are directors, officers or key employees of the Company or its subsidiaries and are not transferable. The Articles of Incorporation require those shares to be exchanged with the Company for an equal number of shares of Class A Common Stock at the holder's death, at the termination of his or her employment by the Company or one of its subsidiaries, or at his or her request. There is no established public trading market for Class B Common Stock.

               The transfer agent and registrar for shares of Class A Common Stock is Bank One, Indianapolis, N.A. through October 31, 1995 and KeyCorp Shareholder Services, Inc. effective November 1, 1995.


     Item 2.   Exhibits

          1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Exchange.

                                 SIGNATURES


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        LILLY INDUSTRIES, INC.



                                        By:  /s/ Roman J. Klusas
                                             -------------------
                                             Roman J. Klusas
                                             Vice President, Chief
                                              Financial Officer,
                                              and Secretary



     Dated:     October 19, 1995